SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June 2006

B.V.R. SYSTEMS (1998) LTD.

(Name of Registrant)

16 HA’MELACHA STREET PARK AFEK, ROSH HA’AYIN 48091, ISRAEL

(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

Earnings Release

BVR SYSTEMS (1998) LTD. Reports First Quarter 2006 Results

Rosh Ha’ayin, Israel – June 8, 2006 – BVR Systems (1998) Ltd. (OTCBB: BVRSF.OB), a diversified world leader in advanced military training and simulation systems, today announced a net loss of $ 0.3 million, or $0.00 per share for first quarter of 2006, compared with a net loss of $ 0.2 million, or $0.00 per share for the first quarter of 2005.

Revenues for the first quarter of 2006 were $2.3 million, compared with revenues of $4.9 million for the first quarter of 2005.

The gross profit for the first quarter of 2006 was $0.7 million, the same as the first quarter of 2005.

First quarter 2006 operating loss was $0.3 million, compared with an operating loss of $ 0.2 million for the same period of last year.

BVR Systems (1998) Ltd., (OTCBB:BVRSF.OB) is a world leader in advanced defense training and simulation systems.

For more information visit the Company’s web site at http://www.bvrsystems.com

This press release contains forward-looking statements within the meaning of the “safe harbor” provision of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of BVR Systems’ management and are subject to a number of factors and uncertainties that could cause actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements. These factors include but are not limited to the fact that the Company has experienced reduction in backlog; the Company has reported operating and/or net losses in the past and may report operating and/or net loses in the future, conditions in Israel affect the Company’s operations and may limit its ability to produce and sell its products, changes in technology and market requirements; decline in demand for the company’s products; inability to timely develop and introduce new technologies, products and applications; loss of market share and pressure on pricing resulting from competition. For other factors that could cause BVR Systems’ results to vary from expectations, please see the Company’s reports filed from time to time with the SEC.

Contacts:

Ilan Gillies, CEO

BVR Systems (1998) Ltd.

Tel: 011 972 3 900 8000

B.V.R. Systems (1998) Ltd.

Consolidated Balance Sheet

	March 31		December 31
	2006	2005	2005
	US$ thousands	US$ thousands	US$ thousands
	Unaudited	Unaudited	Audited

Assets

Current assets

Cash and cash equivalents	4,877	1,970	3,057
Restricted bank deposits	1,266	3,019	2,271
Trade receivables	2,766	4,059	1,479
Other receivables and prepaid expenses	242	484	291
Inventories	2,098	3,239	2,076

Total current assets	11,249	12,771	9,174

Other non-current assets	474	6	93

Fixed assets

Cost	10,099	9,754	10,037
Less - accumulated depreciation	9,272	8,956	9,193

Fixed assets, net	827	798	844

Other assets, net	292	-	-

Total assets	12,842	13,575	10,111

B.V.R. Systems (1998) Ltd.

Consolidated Balance Sheet

	March 31		December 31
	2006	2005	2005
	US$ thousands	US$ thousands	US$ thousands
	Unaudited	Unaudited	Audited

Liabilities and Shareholders' Equity

Current liabilities

Current maturities of long-term bank loans	517	517	517
Short term loans	120	120	120
Trade payables	1,361	4,103	1,564
Excess of advances from customers over amounts
recognized as revenue	1,087	2,064	854
Other payables and accrued expenses	1,893	1,936	2,077

Total current liabilities	4,978	8,740	5,132

Long-term liabilities

Long-term bank loans	-	516	516
Long-term payables	487	846	607
Liability for employee severance benefits, net	95	72	79

Total long-term liabilities	582	1,434	1,202

Shareholders' equity

Share capital:
Ordinary shares NIS 1.00 par value 200,000,000 shares
authorized; 95,850,210, 95,863,757 and 116,866,757 shares
issued and 95,540,210, 95,663,757 and 116,713,757 shares
outstanding as at March 31,2005, December 31, 2005
and March 31, 2006, respectively	25,827	21,258	21,306
Additional paid-in capital	16,961	17,698	17,688
Stock option compensation	12	-	*7
Accumulated deficit	(35,518)	(35,555)	*(35,224)

	7,282	3,401	3,777

Total liabilities and shareholders' equity	12,842	13,575	10,111

*	Restated

B.V.R. Systems (1998) Ltd.

Consolidated Statements of Operations

	Three months ended		Year ended
	March 31, 2006	March 31, 2005	December 2005
	US$ thousands	US$ thousands	US$ thousands
	Unaudited	Unaudited	Audited

Revenues:
Sales	2,141	4,897	17,450
Royalties and commissions	120	-	1,746

Total revenues	2,261	4,897	19,196

Cost of revenues	1,557	** 4,173	* 14,806

Gross profit	704	** 724	* 4,390

Operating expenses:
Research and development	76	200	614
Selling and marketing	372	310	1,356
General and administrative	524	423	2,117

Operating profit (loss)	(268)	(209)	303

Financial expenses, net	(26)	(8)	(187)
Other expenses, net	-	-	(2)

Net profit (loss) for the period	(294)	(217)	*114

Profit (Loss) per share:

Basic and diluted profit (loss) per share (in US$)	(0.00)	(0.00)	0.00

Weighted average number of ordinary shares of nominal
NIS 1.00 per value outstanding (in thousands) used in
calculation of the basic and diluted profit (loss) per share	98,703	95,417	95,528

*	Restated
**	Reclassified

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BVR SYSTEMS (1998) LTD. By: /s/ Aviv Tzidon —————————————— Aviv Tzidon Chairman of the Board of Directors

Dated: June 8, 2006